SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                    KAYNAR TECHNOLOGIES, INC.
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                           486605 10 8
                          (CUSIP Number)

                        Donald E. Miller
       Senior Vice President, General Counsel & Secretary
                    The Fairchild Corporation
                 45025 Aviation Drive, Suite 400
                     Dulles, VA  20166-7516
                    Telephone:  703-478-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 21, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D  and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

CUSIP No. 486605 10 8

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     The Fairchild Corporation -- IRS EIN 34-0728587
     RHI Holdings, Inc.        -- IRS EIN 34-1545939
     _

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[  ]                            b)[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Each of The Reporting Persons is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

     7.    SOLE VOTING POWER:
          The Fairchild Corporation: 303,000 shares*.
          RHI Holdings, Inc.: 248,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

     8.    SHARED VOTING POWER:     0

     9.    SOLE DISPOSITIVE POWER:
          The Fairchild Corporation: 303,000 shares*.
          RHI Holdings, Inc.: 248,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

    10.    SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
          The Fairchild Corporation: 303,000 shares*.
          RHI Holdings, Inc.: 248,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          The Fairchild Corporation:    5.98% *
          RHI Holdings, Inc.:           4.90%
               (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)


14.   TYPE OF REPORTING PERSON:  CO

Item 1.   Security and Issuer.

This Schedule 13D is filed with respect to the Common Stock of Kaynar Technologies, Inc., a Delaware corporation ("Issuer").
The principal executive offices of Issuer are located at 500 N.
State College Blvd., Suite 1000, Orange, CA  92868-1638.
Telephone:  714-712-4900.

Item 2.   Identity and Background.

This statement is filed by RHI Holdings, Inc., a Delaware corporation ("RHI Holdings "), and it's parent company, The
Fairchild Corporation ("Fairchild"). RHI Holdings and Fairchild are collectively referred to as the "Reporting Persons."

The principal executive offices of the Reporting Persons are located at 45025 Aviation Drive, Suite 400, Dulles, VA 20166-7516. Fairchild is a publicly held company, traded on the New York and Pacific Stock Exchange, under the symbol FA. Fairchild owns (directly or indirectly) 100% of RHI Holdings' shares.

RHI Holdings is a wholly-owned subsidiary of Fairchild. Fairchild's principal activities include Fairchild Fasteners, a worldwide manufacturer of advanced aerospace fastening devices, an 83% holding interest in Banner Aerospace, Inc. ("Banner Aerospace"), and Fairchild Technologies, a manufacturer of semiconductor equipment and optical disc equipment.

Exhibit A hereto sets forth the name, present principal occupation or employer, citizenship, and stock ownership of Issuer's Common Stock for each executive officer and director of RHI Holdings and each executive officer and director of Fairchild. The business address of each such person is c/o The Fairchild Corporation, 45025 Aviation Drive, Suite 400, Dulles, VA 20166-7516, Attention: General Counsel.

During the past five years prior to the date hereof, neither of the Reporting Persons nor (to the knowledge of the Reporting
Persons) any executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Through open market purchases, for the period of August 17, 1998, through October 26, 1998, RHI Holdings purchased 248,300 shares of Issuer's Common Stock, at an aggregate purchase price of $4,082,890.95, and Banner Aerospace (an 83% subsidiary of Fairchild) purchased 54,700 shares of Issuer's Common Stock, at an aggregate purchase price of $768,894.40. Aggregate purchases by RHI Holdings and Banner Aerospace combined is 303,000 shares of Issuer's Common Stock, at an aggregate purchase price of $4,851,785.35 (collectively, the "Shares"). The Shares were purchased with working capital funds of RHI Holdings and Banner Aerospace, respectively. Because of its ownership interest in RHI Holdings and Banner Aerospace, Fairchild is also deemed the beneficial ownership of all the Shares.

Jeffrey Steiner may be deemed the beneficial owner of 28.96% of Fairchild's Class A Common Stock (including shares owned by his affiliates). He is also the Chairman of the Board and CEO of Fairchild. As a result of such stock ownership and executive positions, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by Fairchild. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.


                          PAGE 5 OF 14
Item 4.   Purpose of Transaction.

The Reporting Persons have acquired the Shares of Common Stock reported herein because they believe that trading prices of the Common Stock do not adequately reflect the value of the underlying business and assets of the Issuer.

In a press release dated October 20, 1998, the Issuer announced that it had retained the services of an adviser (Impala Partners) to assist the Issuer's Board of Directors in reviewing strategic alternatives currently available to the Issuer to maximize shareholder value. Both prior to and subsequent to October 20, the Reporting Persons have had discussions with Issuer's management, the Issuer's largest stockholder (General Electric Capital Corporation) and Impala Partners regarding a possible acquisition of the Issuer. No agreements have been reached to date.

The Reporting Persons continue to monitor and evaluate their involvement in the Issuer in light of pertinent business and market factors. The Reporting Persons may: (i) acquire additional shares of Issuer's Common Stock through market transactions or otherwise, (ii) acquire control of the Issuer,
(iii) maintain their current investment in the Issuer, or (iv) dispose of some or all of their Shares of Common Stock.

Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions set forth in parts (b)though (j) if Item 4;
however, the Reporting Persons reserve the right, either individually or together with one or more of the other shareholders of the Issuer, to determine in the future to take or cause to be taken one or more of such actions.


                          PAGE 6 OF 14


Item 5.   Interest in Securities of the Issuer.

(a) This statement on Schedule 13D relates to 303,000 shares of Issuer's Common Stock beneficially owned by the Reporting Persons. Issuer's report on Form 10Q filed October 22, 1998 states that there are 5,068,276 shares of Issuer Common Stock outstanding. Based on such number, the 303,000 Shares owned by Fairchild (which includes shares owned by RHI Holdings and Banner Aerospace) constitute approximately 5.98% of the issued and outstanding shares of Issuer's Common Stock, and the 248,300 Shares owned by RHI Holdings constitute approximately 4.9% of the issued and outstanding shares of Issuer's Common Stock.

     Fairchild first owned in excess of 5% of the issued and outstanding shares of Issuer's Common Stock as of October
     21, 1998.

(b) RHI Holdings has sole voting and dispositive power with respect to 248,300 Shares, and Banner Aerospace has sole voting and dispositive power with respect to 54,700 Shares. Because of Fairchild's ownership interest in RHI Holdings and Banner Aerospace, it may also be deemed to have voting and dispositive power with respect to all 303,000 Shares.

(c) Within the past sixty days, the Reporting Persons purchased shares of Issuer's Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto.
     All of such purchases were made on the open market.

(d)  Not applicable.
(e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:     Officers and Directors of RHI Holdings, Inc. and
               The Fairchild Corporation.

Exhibit B:     Purchases of Kaynar Technologies Common Stock


                           PAGE 7 OF 14

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 1998         THE FAIRCHILD CORPORATION


                         By:
                              Donald E. Miller
                                                       Executive
                              Vice President, General Counsel and
                              Secretary

                         RHI HOLDINGS, INC.


                         By:
                              Donald E. Miller
                                                       Vice
                              President and Secretary



                          PAGE 8 OF 14
                            EXHIBIT A


          OFFICERS AND DIRECTORS OF RHI HOLDINGS, INC.

Jeffrey J. Steiner, Director, Chairman, President & CEO
Robert D. Busey, VP
Colin M. Cohen, Director, VP and CFO
John L. Flynn, VP and Asst. Sec
Donald E. Miller, VP and Sec
Karen L. Schneckenburger, VP and Treasurer

See under "Officers and Directors of The Fairchild Corporation" for biographical information and stock ownership.

       OFFICERS AND DIRECTORS OF THE FAIRCHILD CORPORATION

MICHAEL T. ALCOX
Citizenship:  USA.
Director   and  Vice  President  (part-time)  of  The   Fairchild
Corporation.   Owner  and  operator of  travel  and  real  estate
businesses.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

MELVILLE R. BARLOW
Citizenship:  USA.
Director of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

MORTIMER M. CAPLIN
Citizenship:  USA.
Director  of  The  Fairchild  Corporation.   Attorney,  Caplin  &
Drysdale.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

COLIN M. COHEN
Citizenship:  South African.  Resident of the USA.
Director,   Senior  Vice  President  (Business  Development   and
Finance)   and   Chief  Financial  Officer   of   The   Fairchild
Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

PHILIP DAVID
Citizenship:  USA.  Resident of the UK.
Director of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

ROBERT E. EDWARDS
Citizenship:  USA.
Director of The Fairchild Corporation. Executive Vice President of Fairchild Fasteners and Chief Executive Officer of Special-T
Fasteners, Inc., a wholly-owned subsidiary of Fairchild.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

HAROLD J. HARRIS
Citizenship:  USA.
Director  of  The  Fairchild Corporation.  President  of  Wm.  H.
Harris, Inc. (retailer).
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

DANIEL LEBARD
Citizenship:  French.
Director of The Fairchild Corporation. Chairman of the Board of Daniel Lebard Management Development SA, a consulting firm in Paris, France, which performs management services. Chief Executive Officer of Groupe Sofrecid SA and Kvaerner-Clecim SA, engineering companies whose headquarters are in Paris.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

JACQUES S. MOSKOVIC
Citizenship:  French.
Director and Senior Vice President of The Fairchild Corporation. President and Chief Executive Officer of Fairchild Technologies, a Fairchild subsidiary (manufacturer of semiconductor equipment and optical disc equipment).
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

HERBERT S. RICHEY
Citizenship:  USA.
Director of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

MOSHE SANBAR
Citizenship:  Israel.
Director of The Fairchild Corporation. President of the Israel National Committee of the International Chamber of Commerce. Member of the executive board of the International Chamber of Commerce, at the Paris headquarters.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

ROBERT A. SHARPE II
Citizenship:  USA.
Director  and Senior Vice President (Operations) of The Fairchild
Corporation.   Executive  Vice  President  and  Chief   Financial
Officer of Fairchild Fasteners.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

DR. ERIC I. STEINER
Citizenship:  USA.
Director  and  Senior Vice President of RHI Holdings.   Director,
President   and   Chief  Operating  Officer  of   The   Fairchild
Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

JEFFREY J. STEINER
Citizenship:  Austria.
Chairman of the Board, CEO and President of RHI Holdings. Chairman of the Board and CEO of The Fairchild Corporation. Beneficial Ownership of Kaynar Technologies Common Stock: 0.
As a result of his stock ownership in the Reporting Persons and executive positions with the Reporting Persons, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

ROBERT D. BUSEY
Citizenship:  USA.
Vice President of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

JOHN L. FLYNN
Citizenship:  USA.
Senior Vice President (Tax)of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.



                          PAGE 12 OF 14
NATALIA HERCOT
Citizenship:  USA. Resident of France.
Vice   President   (Business  Development)   of   The   Fairchild
Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

HAROLD R. JOHNSON
Citizenship:  USA.
Senior  Vice  President (Business Development) of  The  Fairchild
Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

ROBERT H. KELLEY
Citizenship:  USA.
Vice President (Employee Benefits) of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

JEFFREY P. KENYON
Citizenship:  USA.
Vice President of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

DONALD E. MILLER
Citizenship:  USA.
Executive Vice President, General Counsel and Corporate Secretary of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

KAREN L. SCHNECKENBURGER
Citizenship:  USA.
Vice President and Treasurer of The Fairchild Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

DAVID WYNNE-MORGAN
Citizenship:  USA.
Senior Vice President (Corporate Communications) of The Fairchild
Corporation.     Chairman    of    WMC    Communications,    Ltd.
(communications consultants).
Beneficial Ownership of Kaynar Technologies Common Stock:  0.



                          PAGE 13 OF 14
EXHIBIT B

PURCHASES OF KAYNAR TECHNOLOGIES COMMON STOCK

Purchases by RHI Holdings, Inc.:

Trade date     No. of Shares  Price Per Share     Total Cost

8/17/98         19,000        11.8520               225,188.00
8/18/98         20,200        12.0730               243,874.60
8/20/98          2,200        14.7898                32,537.56
8/21/98          3,000        15.3750                46,125.00
8/25/98         44,400        16.3050               723,942.00
8/26/98         43,000        17.1192               736,125.60
8/28/98         26,000        17.7327               461,050.20
8/31/98         11,400        17.5950               200,583.00
9/1/98          71,100        17.9109             1,273,464.99
9/2/98           8,000        17.5000               140,000.00
               --------       -----------         -------------
TOTAL          248,300                            4,082,890.95

Purchases by Banner Aerospace, Inc.:

Trade date     No. of Shares  Price Per Share     Total Cost

10/21/98        15,500        11.8674               183,945.00
10/21/98         7,000        13.4050                93,835.00
10/26/98        32,200        15.2520               491,114.40
               --------       -----------         -------------
TOTAL           54,700                              768,894.40


COMBINED TOTALS:

               No. of Shares                      Total Cost

               303,000                            4,851,785.35

                          PAGE 14 OF 14